Aflac Incorporated 3rd Quarter 2015 10-Q
EXHIBIT 11
Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$567	$706	$1,803	$2,248
Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share - basic	428,735	451,246	432,540	452,833
Dilutive effect of share-based awards	2,367	2,735	2,524	2,841
Weighted-average outstanding shares used in the computation of earnings per share - diluted	431,102	453,981	435,064	455,674
Earnings per share:
Basic	$1.32	$1.56	$4.17	$4.96
Diluted	1.32	1.56	4.14	4.93